July 20, 2017 POSCO 2017 2Q Earnings Release Exhibit 99.1

This presentation was prepared to release the company’s 2Q 2017 business performance prior to the completion of auditing for the purpose of providing information to shareholders and investors. As figures in this presentation are based on unaudited financial statements, certain contents may be subject to modification in the course of auditing process. Therefore, this material can not be used, in any case, as an evidence to clarify legal liability of any investment outcome. Disclaimer

Parent Performance (Production / Sales) 2Q Business Performance 2Q 16 1Q 17 2Q 17 QoQ Crude Steel Production 9,007 9,081 8,801 -280 Product Production 8,861 8,706 8,520 -186 STS 502 481 518 37 Product Sales 9,005 8,722 8,463 -259 STS 513 483 509 26 Carbon Steel Sales Price 557 671 705 34 WP Sales Ratio (%) 45.3 53.4 56.0 - Export Ratio (%) 47.0 47.2 46.7 - Product Inventory 972 974 977 3 (thousand tons, thousand KRW/ton) [ 2017 Maintenance Plan ] 2Q Earnings Release │ July 20, 2017 1Q 2Q 3Q 4Q BF* Down- stream P) No.3 BF Revamping (Feb~Jun) P) No.1 Hot Rolling Mill (May~Jun) G) No.3 Hot Rolling Mill (Oct~Nov) G) New No.7 CGL (Apr) P) CGL (Mar~Apr) P) No.3 Plate Mill (Apr~May) G) No.3 Cold Rolling Mill (Oct~Jan.’18) P) New No.3 ZRM* (Feb) Product Sales Price WP Ratio : 1Q) 53.4 → 2Q) 56.0% (+2.6%p) * BF : Blast Furnace, P) Pohang Works, G) Gwangyang Works, ZRM : Electrical Steel Mill Crude steel production and sales volume decreased by facility maintenance ○ Carbon Steel : +34 thousand KRW/ton ○ STS : -98 thousand KRW/ton Domestic Sales Ratio : 1Q) 52.8 → 2Q) 53.3% (+0.5%p)

Parent Performance 2Q 16 1Q 17 2Q 17 QoQ Revenue 6,010 7,067 7,134 67 Cost of Goods Sold 4,851 5,843 6,133 290 Gross Profit 1,159 1,224 1,001 -223 (Gross Margin) (19.3%) (17.3%) (14.0%) - SG&A 446 429 416 -13 Operating Profit 713 795 585 -210 (Operating Margin) (11.9%) (11.3%) (8.2%) - Non-Operating Profit -317 275 66 -209 Net Profit 311 840 509 -331 (Net Margin) (5.2%) (11.9%) (7.1%) - (billion KRW) 2Q Earnings Release │ July 20, 2017 Operating Profit Variance Net Profit Variance (billion KRW) ‘16.2Q ‘17.2Q 10 Liabilities Ratio 19.2% 17.6% 16.3% Net Debt -153 -330 ’17.1Q [Financial Structure] Record low liabilities ratio ○ Disposal of investment securities : +96 ○ Decrease of operating profit : -210 ○ Base effect from write-back of impairment loss on stock in 1Q : -226 ’17.1Q 795 ’17.2Q 585 Sales Price Increase +217 Sale of Expensive Inventory -281 Raw Material Price Increase -106 Production /Sales Vol. Decrease -40 -210 (billion KRW) OP down from high-priced inventory sales despite rise of sales price 2Q Business Performance (billion KRW)

2Q Business Performance

Consolidated Performance

Weak performance of Steel, E&C, Energy affected consolidated earnings

(billion KRW)

	2Q 16	1Q 17	2Q 17	QoQ
Revenue	12,857	15,077	**14,944**	-133
Gross Profit	1,569	2,258	**1,869**	-389
(Gross Margin)	(12.2%)	(15.0%)	**(12.5%)**	-
SG&A	890	893	**890**	-3
Operating Profit	679	1,365	**979**	-386
(Operating Margin)	(5.3%)	(9.1%)	**(6.6%)**	-
Non-Operating Profit	-13	-45	**-59**	-14
Share of Profit(Loss) of Equity-accounted Investees	112	72	**-65**	-137
Finance Income and Costs	-509	-67	**-82**	-15
Foreign Currency Transaction & Translation Gain(Loss)	-112	125	**-26**	-151
Net Profit	221	977	**530**	-447
(Net Margin)	(1.7%)	(6.5%)	**(3.5%)**	-
Profit Attributable to Owners of the Controlling Company	292	851	**513**	-338

- **Operating profit variance**
  - ○ Steel: Lower profit due to sales volume decline and raw material price hike
  - ○ Non-Steel: Weak performance of E&C and Energy segments due to additional project cost recognition and reduction of power generation
- **Net profit variance** (billion KRW)
  - ○ Operating profit : -386
  - ○ Equity method gain(loss) : -137
  - ○ Disposal of securities : +76

[Aggregation of Operating Profit]

(billion KRW)	1Q 17	2Q 17	QoQ
Steel	1,023	**715**	-308
POSCO	795	**585**	-210
Non-Steel	394	**253**	-141
Total	1,417	**968**	-449

2Q Earnings Release | July 20, 2017

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Consolidated Performance (B/S) *Cash Balance : Cash and cash equivalents, Short-term financial instruments, Short-term tradable securities, Short-term available for sale securities, Current portion of held-to-maturity securities ** Includes other bonds 2Q Earnings Release │ July 20, 2017 2Q 16 1Q 17 2Q 17 QoQ Current Asset 28,718 29,351 29,876 525 Cash Balance* 8,405 7,614 7,533 -81 Accounts Receivable 9,352 9,765 9,702 -63 Inventories 7,748 9,489 9,712 223 Non-Current Asset 50,678 49,182 49,632 450 Other Long-term Financial Assets** 3,114 3,408 3,566 158 PP&E 34,020 32,819 32,843 24 Total Assets 79,396 78,533 79,508 975 Liabilities 34,262 32,420 32,616 196 Current Liabilities 18,924 18,334 18,945 611 Non-Current Liabilities 15,338 14,086 13,671 -415 (Interest-bearing Debt) 24,026 21,467 22,375 908 Liabilities Ratio (%) 75.9 70.3 69.6 -0.7%p Equity 45,134 46,113 46,892 779 Owners of the controlling company 41,501 42,374 43,120 746 Total Liabilities & Equity 79,396 78,533 79,508 975 Recorded lowest liabilities to equity ratio of 69.6% since 2010 2Q Business Performance (billion KRW)

2Q Earnings Release │ July 20, 2017 Aggregated Earnings by Segment Segment Revenue Operating Profit Net Profit 2Q16 1Q17 2Q17 2Q16 1Q17 2Q17 2Q16 1Q17 2Q17 Steel 10,609 12,259 11,597 734 1,023 715 170 1,009 535 Trading 6,110 8,279 9,586 86 127 103 32 78 15 E & C 1,784 1,737 1,808 -170 135 65 -162 91 -6 Energy 326 463 356 -9 75 31 -35 63 10 I C T 218 231 218 11 16 11 6 18 10 Chemicals/ Materials, etc. 608 628 639 39 41 43 26 32 27 Total 19,655 23,597 24,204 691 1,417 968 37 1,291 591 2Q Business Performance (billion KRW)

Subsidiary Performance (Daewoo/E&C) 8 POSCO Daewoo POSCO E&C Strong trading business contributed to revenue growth ○ Steel sales volume up by 540 thousand tons(+22%) 2Q Earnings Release │ July 20, 2017 OP declined due to additional project cost recognition and F/X impact Gas production and sales volume contracted due to temporary shutdown(Apr~May, 25 days) of Myanmar gas line 2Q 16 1Q 17 2Q 17 QoQ Revenue 3,616 4,856 5,663 807 Operating Profit 81 94 87 -7 (Operating Margin) (2.2%) (1.9%) (1.5%) - Net Profit 44 75 16 -59 (Net Margin) (1.2%) (1.5%) (0.3%) - 2Q 16 1Q 17 2Q 17 QoQ Revenue 1,581 1,504 1,564 60 Operating Profit -18 136 55 -81 (Operating Margin) (-1.1%) (9.0%) (3.5%) - Net Profit -13 73 23 -50 (Net Margin) (-0.8%) (4.9%) (1.5%) - ○ Sales volume : 1Q) 47 → 2Q) 35 billion ft3 ○ Myanmar gas business OP : 76 → 59 billion KRW Sales price up by 4.7%, QoQ * Includes earnings of PEN Backlog (As of Jun‘17) ○ Domestic 24.6, Overseas 10 trillion KRW(+2tn from ‘16.E) 1H New orders (‘17 plan 10.4 trillion KRW) ○ Domestic 4.7, Overseas 0.1 trillion KRW 2Q Business Performance (billion KRW) (billion KRW) Revenue increased on accelerated progress rate of current projects

Subsidiary Performance (Energy/Chemtech) POSCO Energy POSCO Chemtech 2Q Earnings Release │ July 20, 2017 Revenue & OP dropped due to reduced power generation from seasonality and CP unit price cut Production and supply of anode materials went up Sales of refractories and chemical businesses continuously increased to gain stable profit (GWh, KRW/kWh) 1Q 17 2Q 17 QoQ Power generation 3,056 2,084 -972 CP unit price 12.14 5.92 -6.22 Sales Price(SMP) 89.5 78.7 -10.8 2Q 16 1Q 17 2Q 17 QoQ Revenue 304 436 329 -107 Operating Profit -16 63 21 -42 (Operating Margin) (-5.3%) (14.4%) (6.4%) - Net Profit -46 53 -1 -54 (Net Margin) (-15.2%) (12.1%) (-0.3%) - 2Q 16 1Q 17 2Q 17 QoQ Revenue 258 279 287 8 Operating Profit 16 30 26 -4 (Operating Margin) (6.2%) (10.6%) (9.2%) - Net Profit 11 23 20 -3 (Net Margin) (4.3%) (8.2%) (7.0%) - ○ Revenue rose on expanding supply to ESS market and application models of electric cars * ESS : Energy Storage System ○ Annual production prospected at 6,500 tons by completion of No.5 plant in 2H17 (Oct) - 1H’17) 430 → 2H’17) 675 tons/month 2Q Business Performance (billion KRW) (billion KRW) * CP : Capacity Payment, SMP : System Marginal Price Samcheok coal-fired power plant : Licensing period extended (Jun → Dec’17)

Subsidiary Performance (ICT/PT.KP) POSCO ICT 2Q Earnings Release │ July 20, 2017 Business Activities ○ Entered into Smart B&C* business PT. Krakatau POSCO Revenue and operating profit fell as large-scale projects in EIC division declined ○ Sales volume (thousand tons) - 1Q) 715 → 2Q) 656 Loss narrowed contributed by sales price hike, increased plate production(+56 thousand tons), and expansion of high-priced slab sales (+161 thousand tons) ○ Sales price (U$/ton) - Slab +28, Plate +29 2Q 16 1Q 17 2Q 17 QoQ Revenue 211 223 208 -15 Operating Profit 12 17 11 -6 (Operating Margin) (5.5%) (7.5%) (5.3%) - Net Profit 6 18 11 -7 (Net Margin) (3.0%) (8.2%) (5.2%) - 2Q 16 1Q 17 2Q 17 QoQ Revenue 289 405 395 -10 Operating Profit -20 -11 -4 7 (Operating Margin) (-7.0%) (-2.6%) (-1.1%) - Net Profit -57 -48 -42 6 (Net Margin) (-19.8%) (-11.8%) (-10.7%) - * B&C : Building & Construction, BHS : Baggage Handling System - ICT design for new city project in Abdullah, Kuwait - BHS* building project for new airport of Jeju Island 2Q Business Performance (billion KRW) (billion KRW)

Subsidiary Performance (Maharashtra/ZPSS) POSCO Maharashtra 2Q Earnings Release │ July 20, 2017 ZPSS (Jiangjiagang STS) 2Q 16 1Q 17 2Q 17 QoQ Revenue 198 304 376 72 Operating Profit 4 39 37 -2 (Operating Margin) (2.1%) (12.7%) (9.9%) - Net Profit -18 54 26 -28 (Net Margin) (-9.1%) (17.9%) (7.0%) - 2Q 16 1Q 17 2Q 17 QoQ Revenue 671 780 665 -115 Operating Profit 38 52 8 -44 (Operating Margin) (5.7%) (6.7%) (1.2%) - Net Profit 31 49 5 -44 (Net Margin) (4.7%) (6.3%) (0.7%) - ＊Includes ESI earnings from 2Q’17 (Merged on Mar 30) 2Q Business Performance (billion KRW) (billion KRW) Expanded sales of auto sheets and strengthened cooperation with local mills by purchasing feedstock for regular grade (thousand tons) 2Q 16 1Q 17 2Q 17 Product Sales 294 358 448 Auto Sheets 102 126 133 ○ Sales volume of auto sheets (thousand tons) : ‘16) 404 → ‘17.P) 520 Profit shrank due to a drop in sales price affected by high market inventory and weak raw material price 8,931 10,620 (U$/ton) [ Nickel Price ] 9,989 9,669 ○ Sales volume (thousand tons) : 1Q) 310 → 2Q) 302

Business Plan & Projection 2Q Earnings Release │ July 20, 2017 (trillion KRW, million tons) Business Plan 2016 2017 Plan Projection POSCO Revenue 24.3 25.6 28.4 Crude Steel Production 37.5 37.0 37.0 Product Sales 35.9 34.6 35.1 Capex 2.0 2.6 2.4 Net Debt -0.1 -1.4 -1.6 Consolidated Revenue 53.1 54.8 59.3 Capex 2.5 3.5 3.5 Net Debt 15.1 13.4 12.6

Appendix

Global Steel Market

China's Steel Market

"Steel price turned upward on tight supply due to inventory reduction"

- ✓ Steel price is rebounding after June on the back of seasonal demand peak-up and inventory adjustment
  - Steel inventory marked the lowest in Jul. '17 since Dec.'16
- ✓ Demand outlook is positive led by the Chinese government's steel industry restructuring
  - 85% of this year's capacity cut target achieved by May '17
  - Oversupply is eased as China's export reduced by 28% in 1H'17

[Chinese Steel Price / Distributors' Inventory]


Domestic HR Price (U$/ton)
398 419 425 438 504 567 560 569 538 474 464 497 578
Steel Inventory (million tons)
8.9 9.4 9.4 8.9 8.5 9.5 11.0 16.4 14.4 12.2 10.3 9.5 9.2
'16.7 8 9 10 11 12 '17.1 2 3 4 5 6 7

* CRU(2017.7), Mysteel(2017.7)

Global Steel Demand

"Continue to be on increase driven by advanced countries' recovery and emerging countries' sound demand"

- ✓ China's steel demand expected to be slightly up higher than the initial forecast contributed by sound fixed asset investment despite restrictions on the property market in the second half
- ✓ Advanced countries including U.S. and EU will see a 2~3% demand increase on economic recovery while emerging countries expect around 6% demand hike

[Global Steel Demand Outlook]

(million tons)

Region	2014	2015	2016	YoY	2017(f)	YoY
U.S.	107.0	96.1	91.6	-4.7%	94.3	3.0%
EU	146.5	151.5	156.4	3.2%	159.4	1.9%
China	710.8	672.3	681.0	1.3%	690.5	1.4%
India	75.9	80.2	83.5	4.1%	88.6	6.1%
ASEAN	62.1	64.6	74.2	14.8%	78.8	6.2%
MENA	73.5	72.9	72.6	-0.5%	74.4	2.5%
World	1,545	1,501	1,515	1.3%	1,541	1.7%

* World Steel Association(2017.4), Eurofer(2017.7) POSRI(2017.7)

2Q Earnings Release | July 20, 2017

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posco

Domestic Steel Market 2Q Earnings Release │ July 20, 2017 2014 2015 2016 2017(f) 　 1Q 2Q 3Q YoY Nominal Consumption 55.5 55.8 57.1 56.5 14.3 14.6 14.1 - 7.1% Export 32.3 31.6 31.0 31.6 8.0 7.8 7.8 - 1.6% Production 74.1 74.1 74.3 76.3 19.1 19.4 19.0 - 2.3% Import 13.7 13.2 13.7 11.8 3.2 2.9 2.9 - 20.6% 　 Incl. Semi-product 22.7 22.1 23.7 21.9 5.8 5.5 5.4 - 16.5% Demand Industry Supply and Demand Shipbuilding Construction Auto With consumption tax cut policy ended in 1H and slow demand, 3Q production is expected to be weak Despite recent increase of new orders, shipbuilding volume is constantly decreasing due to ‘16 order drought Construction investment will showcase stable growth as construction in private sector is buoyant despite sluggish civil engineering sector 1,197 1,041 1,122 884 2016.4Q 2017.1Q 2Q 3Q 【Production】 (thousand cars) 4.8 7.1 5.2 5.6 2016.4Q 2017.1Q 2Q 3Q 【Shipbuilding Volume】 (million GT) * Korea Automobile Manufacturers Association (2017.7), POSRI(2017.7) * Clarkson(2017.7), POSRI(2017.7) * Bank of Korea(2017.6) , POSRI(2017.7) 2016.4Q 2017.1Q 2Q 3Q 11.6% 11.3% 7.8% 4.2% 【Investment】 (YoY) (million tons) * POSRI(2017.7) Appendix

Appendix

Raw Materials Outlook

	Iron Ore
2Q 17	Strong steel price stimulated iron ore restocking demand to lift up the price back at U$60/ton range after falling to U$54/ton in June
3Q 17	**"3Q fine ore price forecast at U$60~65/ton"** Unlikely to further increase as slow summer season starts and stocking is finished. But high-grade iron ore and pellet prices will continuously be sound due to limited number of supply sources and delay in production resumption of Brazilian mine.

	Coking Coal
2Q 17	As supply was disrupted by East Australia's cyclone, hard coking coal spot price showed severe fluctuation during the restoration period. Coal was traded at $140~310/ton during 2Q'17, with average price of U$194/ton.
3Q 17	**"3Q coking coal price forecast at U$140~160/ton"** As Chinese government maintains coal industry restructuring policy and steel price hiked recently, hard coking coal spot price rebounded to U$160/ton, and will be stabilized at low level due to supply increase of major miners in 2H


[Iron Ore Price]
(US$/ton)
55
46
48
55
58
70
86
63
60~65
2015 3Q
2015 4Q
2016 1Q
2016 2Q
2016 3Q
2016 4Q
2017 1Q
2017 2Q
2017 3Q(f)

*62% Fe IODEX CFR China (Quarterly Average Spot Price)


[Coking Coal Price]
(US$/ton)
93
89
81
84
93
200
285
194
140~160
2015 3Q
2015 4Q
2016 1Q
2016 2Q
2016 3Q
2016 4Q
2017 1Q
2017 2Q
2017 3Q(f)

*Premium LV HCC FOB Australia (Quarterly Price)

2Q Earnings Release | July 20, 2017
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